SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-102)

Amendment No. 7

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Centrue Financial Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

15643B106
(CUSIP Number)

September 17, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15643B106	13G/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tontine Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 15643B106	13G/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tontine Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 15643B106	13G/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tontine Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 148,445
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 148,445
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,445
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.45%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 15643B106	13G/A	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tontine Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 148,445
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 148,445
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,445
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.45%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 15643B106	13G/A	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 148,445
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 148,445
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,445
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.45%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 15643B106	13G/A	Page 7 of 9 Pages

This Schedule 13G/A (this "Amendment No. 7") amends the Schedule 13G originally filed on March 8, 2000 relating to the shares of common stock, par value $1 (the "Common Stock") of Centrue Financial Corporation (the "Company") (the “Original Schedule G”) as previously amended by Amendment No. 1, filed on February 15, 2001, by Amendment No. 2, filed on February 5, 2002, by Amendment No. 3, filed on February 7, 2003, by Amendment No. 4, filed on February 10, 2004, by Amendment No. 5, filed on February 14, 2005 and by Amendment No. 6, filed on February 15, 2006.  The Company’s  principal executive offices are located at 7700 Bonhomme Avenue, St. Louis, Missouri 63105.  The Original Schedule 13G, as further amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 7, is hereinafter referred to as the "Schedule 13G".  Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Original Schedule 13G, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 or Amendment No. 6.  This Amendment No. 7 amends Items 1, 2, 4 and 5 of the Schedule 13G as set forth below.  This is the final amendment to the Schedule 13G and constitutes an “exit filing” for the Reporting Persons.

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Centrue Financial Corporation (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 7700 Bonhomme Avenue, St. Louis, Missouri 63105.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP") with respect to the shares of Common Stock directly held by it;

(ii)	Tontine Management, L.L.C., a Delaware limited liability company ("TM"), with respect to the shares of Common Stock directly held by TFP;

(iii)	Tontine Capital Partners, L.P., a Delaware limited partnership ("TCP") with respect to the shares of Common Stock directly held by it;

(iv)	Tontine Capital Management, L.L.C., a Delaware limited liability company ("TCM"), with respect to the shares of Common Stock directly held by TCP; and

(v)	Jeffrey L. Gendell ("Mr. Gendell"), with respect to the shares of Common Stock directly held by TFP and TCP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 55 Railroad Avenue, Suite 103, Greenwich, Connecticut 06830.

Item 2(c).	CITIZENSHIP:

See Item 2(a) above.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $1.00 par value (the "Common Stock")

CUSIP No. 15643B106	13G/A	Page 8 of 9 Pages

Item 2(e).	CUSIP NUMBER:

15643B106

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4.	OWNERSHIP.

A.	Tontine Financial Partners, L.P.
	(a)	Amount beneficially owned: -0-
(b)
Percent of class:  0%.  The percentages used herein and in the rest of Item 4 are calculated based upon the 6,048,405 shares of Common Stock issued and outstanding as of May 13, 2011, as reflected in the Company's Form 10-Q for the quarterly period ended March 31, 2011.

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: -0-
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: -0-

B.	Tontine Management, L.L.C.
	(a)	Amount beneficially owned: -0-
	(b)	Percent of class: 0%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: -0-
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: -0-

C.	Tontine Capital Partners, L.P.
	(a)	Amount beneficially owned: 148,445
	(b)	Percent of class: 2.45%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 148,445
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 148,445

D.	Tontine Capital Management, L.L.C.
	(a)	Amount beneficially owned: 148,445
	(b)	Percent of class: 2.45%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 148,445
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 148,445

E.	Jeffrey L. Gendell
	(a)	Amount beneficially owned: 148,445
	(b)	Percent of class: 2.45%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 148,445
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 148,445

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

CUSIP No. 15643B106	13G/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  July 1, 2011

JEFFREY L. GENDELL

/s/ Jeffrey L. Gendell

TONTINE MANAGEMENT, L.L.C.
By: Jeffrey L. Gendell, its managing member

/s/ Jeffrey L. Gendell

TONTINE FINANCIAL PARTNERS, L.P.
By: Tontine Management, L.L.C., its general partner
By: Jeffrey L. Gendell, its managing member

/s/ Jeffrey L. Gendell

TONTINE CAPITAL MANAGEMENT, L.L.C.
By: Jeffrey L. Gendell, its managing member

/s/ Jeffrey L. Gendell

TONTINE CAPITAL PARTNERS, L.P.
By: Tontine Capital Management, L.L.C., its general partner
By: Jeffrey L. Gendell, its managing member

/s/ Jeffrey L. Gendell